Filed by The Gillette Company
Pursuant to Rule 425 under the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12 of
the Securities Exchange Act of 1934

Subject Company: The Gillette Company
Commission File No.: 1-00922

     The following slides were used in connection with a webcast hosted by The Procter & Gamble Company and The Gillette Company on January 28, 2005:

The best a man can get
The best a woman can get
The best a customer can get
The best an investor can get

Clayt Daley
Chief Financial Officer

•   I WANT TO BEGIN WITH AN APOLOGY - FOR THE LAST MINUTE NOTICE, AND FOR ASKING YOU TO JOIN US SO EARLY IN THE MORNING. WE APPRECIATE THE EFFORTS YOU MADE TO BE HERE TODAY.

•   WELCOME TO THIS MEETING TO ANNOUNCE THE AGREEMENT TO PURCHASE THE GILLETTE COMPANY.

•   JOINING ME TODAY ARE

      •   A.G. LAFLEY, OUR CHIEF EXECUTIVE AND

      •   JIM KILTS, GILLETTE'S CHIEF EXECUTIVE OFFICER

TRANSITION: IN TERMS OF AGENDA FOR OUR MEETING TODAY,

Agenda
o   Earnings and guidance update
o   The Deal
        --  Deal structure and economics
        --  Strategic rationale
        --  Financial details
        --  Integration
        --  Q&A's

•   FIRST I WILL PROVIDE A VERY BRIEF UPDATE ON P&G'S RECENT BUSINESS RESULTS AND GUIDANCE.

•   THEN JIM WILL OFFER HIS PERSPECTIVE ON THE HEALTH OF GILLETTE'S BUSINESS AND THE REASON WHY THEY APPROACHED P&G.

•   THEN, I'LL OUTLINE THE DEAL STRUCTURE AND TOP-LINE ECONOMICS

•   A.G. WILL LAY OUT THE STRATEGIC RATIONALE AND WHY THIS DEAL MAKES SENSE FOR P&G SHAREHOLDERS

•   I WILL THEN TAKE YOU THROUGH THE FINANCIAL DETAILS INCLUDING THE SYNERGY PLAN

•   THIS WILL BE FOLLOWED BY A.G. AND JIM DISCUSSING THE INTEGRATION PLAN

•   A.G. WILL WRAP IT UP AND WE'LL BE AVAILABLE FOR Q&A'S

TRANSITION: AS ALWAYS...

Forward Looking Statement
All statements, other than statements of historical fact included in this presentation, are forward-looking statements, as that term is defined in the
Private Securities Litigation Reform Act of 1995. In addition to the risks and uncertainties noted in this release, there are certain factors that could cause actual results to differ materially from those anticipated by some of the statements made. These include: (1) the ability to achieve business plans, including with respect to lower income consumers and growing existing sales and volume profitably despite high levels of competitive activity, especially with respect to the product categories and geographical markets (including developing markets) in which the Company has chosen to focus; (2) successfully completing, executing, managing and integrating key acquisitions (including the Domination and Profit Transfer Agreement with Wella and the Company's agreement to acquire
The Gillette Company and obtaining the related required shareholder and regulatory approvals); (3) the ability to manage and maintain key customer relationships; (4) the ability to maintain key manufacturing and supply sources
(including sole supplier and plant manufacturing sources); (5) the ability to successfully manage regulatory, tax and legal matters (including product liability matters), and to resolve pending matters within current estimates; (6)
the ability to successfully implement, achieve and sustain cost improvement plans in manufacturing and overhead areas, including the success of the
Company's outsourcing projects; (7) the ability to successfully manage currency
(including currency issues in volatile countries), debt (including debt related to the Company's announced plan to repurchase shares of the Company's stock in connection with the pending acquisition of The Gillette Company), interest rate and certain commodity cost exposures; (8) the ability to manage the continued
global political and/or economic uncertainty and disruptions, especially in the
Company's significant geographical markets, as well as any political and/or economic uncertainty and disruptions due to terrorist activities; (9) the ability to successfully manage increases in the prices of raw materials used to make the Company's products; (10) the ability to stay close to consumers in an era of increased media fragmentation; and (11) the ability to stay on the leading edge of innovation. For additional information concerning factors that could cause actual results to materially differ from those projected herein, please refer to our most recent 10-K, 10-Q and 8-K reports.

•   I WANT TO REMIND YOU THAT THE PRESENTATIONS THIS MORNING WILL INCLUDE A NUMBER OF FORWARD-LOOKING STATEMENTS.

•   IF YOU WILL REFER TO OUR MOST RECENT 10-K AND 8-K REPORTS (INCLUDING THE 8-K WE WILL FILE TODAY), YOU WILL SEE A DISCUSSION OF FACTORS THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THESE PROJECTIONS.

Regulation G Disclosure
O    Sales excluding foreign exchange
O    Organic sales
O    Core earnings

•   ALSO, AS REQUIRED BY REGULATION G, WE NEED TO MAKE YOU AWARE THAT DURING THE PRESENTATION, WE WILL MAKE A NUMBER OF REFERENCES TO NON-GAAP MEASURES.

•   FOR COMPLETENESS, WE HAVE POSTED ON OUR WEBSITE - WWW.PG.COM - A FULL RECONCILIATION OF NON-GAAP MEASURES TO U.S. GAAP.

TRANSITION: NOW ON TO THE DECEMBER QUARTER RESULTS

December Quarter Results
Sales growth: +9%
o  Price impact: neutral
o  Mix impact: -1%
o  Foreign exchange impact: +3%
Organic volume growth: +8%
Operating margin: +50 bps
EPS:     $0.74
       +14% versus year ago
        2 cents above consensus

•   P&G's MOMENTUM CONTINUES TO BE STRONG

•   WE DELIVERED ANOTHER QUARTER OF SALES AND EARNINGS GROWTH ABOVE OUR LONG-TERM OBJECTIVE. SALES GREW 9% AND EPS GREW 14% BEHIND CONTINUED STRONG ORGANIC VOLUME GROWTH AND SOLID OPERATING MARGIN PERFORMANCE - UP 50 BASIS POINTS.

•   THE STRENGTH OF OUR INNOVATION PROGRAM AND BREADTH OF OUR PORTFOLIO HAS HELPED OVERCOME BOTH

               •   CONTINUED PRESSURE FROM HIGHER COMMODITY PRICES AND

               •    INCREASED COMPETITIVE SPENDING IN A NUMBER OF CATEGORIES

•   DILUTED NET EARNINGS PER SHARE WERE $0.74 CENTS - UP 14% VERSUS YEAR AGO - AND TWO CENTS AHEAD OF THE CONSENSUS ESTIMATE. THIS WAS A RESULT OF THE BETTER THAN EXPECTED OPERATING MARGIN EXPANSION.

TRANSITION: THIS STRONG PERFORMANCE WAS DRIVEN BY BEAUTY CARE AND BABY CARE & FAMILY CARE.

December Quarter Results
o    All GBUs and regions delivering strong
     top-line growth
o    Beauty Care, Baby & Family Care
     leading bottom-line growth
o    Fabric & Home Care investing in new products
     and geographic expansion to drive strong top-line
     growth but expect continuing margin pressure
     from commodities
o    Health Care, Snacks & Coffee expecting strong
     second half fiscal profit growth

•   EVERY GLOBAL BUSINESS UNIT AND ALL REGIONS ARE DELIVERING STRONG TOP-LINE GROWTH

•   BEAUTY CARE AND BABY AND FAMILY CARE ARE LEADING BOTTOM-LINE GROWTH. BEAUTY CARE IS INVESTING BEHIND NUMEROUS INITIATIVES TO SUSTAIN STRONG PROFITABLE TOP LINE GROWTH - WITH GOOD PROGRESS SO FAR.

•   BABY AND FAMILY CARE ALSO DELIVERED EXCELLENT RESULTS BEHIND STRONG VOLUME GROWTH AND PRICING TO RECOVER THE COMMODITY RELATED COST INCREASES.

•   FABRIC AND HOME CARE RESULTS ARE IN LINE WITH YEAR AGO. WE CONTINUE TO INVEST IN A STRONG FABRIC AND HOME CARE INITIATIVE PROGRAM, AND CONTINUED GEOGRAPHIC EXPANSION IN MAJOR MARKETS LIKE CHINA AND RUSSIA.

•   AT THE SAME TIME, WE ARE ABSORBING THE IMPACT OF ESCALATING COMMODITY COSTS AND EXPENSES RELATED TO THE ADDITION OF LIQUID DETERGENT CAPACITY IN NORTH AMERICA.

•   WE EXPECT MARGIN PRESSURE TO PERSIST. COMMODITY COSTS WILL REMAIN AT HIGHER LEVELS FOR THE FORESEEABLE FUTURE - ALTHOUGH WE CLEARLY EXPECT TO RECOVER THEM VIA PRICING AND MIX OVER TIME.

•   SNACKS AND COFFEE PROFITS WERE DOWN FOR THE QUARTER. HOWEVER, THE RECENTLY ANNOUNCED PRICE INCREASE ON COFFEE WAS FOLLOWED BY ALL KEY COMPETITORS AND SHOULD LARGELY OFFSET HIGHER GREEN COFFEE COSTS.

•   WE EXPECT SOLID EARNINGS GROWTH FOR THE BALANCE OF THE FISCAL YEAR.

•   FINALLY, HEALTH CARE WAS DOWN SLIGHTLY AS EXPECTED, DUE TO A TOUGH BASE PERIOD WHERE EARNINGS GREW MORE THAN 30 PERCENT.

•   RECALL WE OVER-DELIVERED LAST YEAR'S DECEMBER QUARTER DUE TO THE EARLY AND SEVERE COUGH COLD SEASON. IN ADDITION, THE BASE PERIOD INCLUDED THE LAUNCH OF CREST PREMIUM WHITESTRIPS.

•   AGAIN, WE EXPECT SOLID EARNINGS GROWTH FOR THE HEALTH CARE SEGMENT DURING THE BALANCE OF THE FISCAL YEAR.

TRANSITION: THE PORTFOLIO OF BILLION DOLLAR BRANDS ....

December Quarter Results
o    Billion Dollar Brands portfolio growing volume double digits
o    Growing volume with 9 of top 10 customers
o    All top 16 countries growing volume
     mid-single digits or better
o    Developing markets growing high teens with strong returns

•    ..... IS EXPANDING VOLUME DOUBLE DIGITS - WITH 15 OF 16 BRANDS GROWING.

•   WE ARE GROWING VOLUME WITH 9 OF OUR TOP 10 CUSTOMERS

•   ALL TOP 16 COUNTRIES ACCOUNTING FOR ABOUT 80% OF OUR SALES ARE GROWING VOLUME AT OR ABOVE OUR LONG-TERM TARGETS

•   AS DISCUSSED AT OUR DECEMBER ANALYST MEETING, WINNING WITH MORE OF THE WORLDS CONSUMERS IS A KEY PART OF OUR TOPLINE GROWTH STRATEGY. WE ARE MAKING GOOD PROGRESS AGAINST THIS SUBSTANTIAL OPPORTUNITY. IN DEVELOPING MARKETS WE DELIVERED 6 CONSECUTIVE QUARTERS OF MID TEENS OR BETTER VOLUME GROWTH WITH CHINA CONTINUING TO SET THE PACE. LAST QUARTER WE AGAIN GREW IN THE HIGH TEENS.

•   IMPORTANTLY, OUR DEVELOPING MARKET BUSINESS DELIVERED RETURNS ABOVE THE COMPANY AVERAGE IN EACH OF THE PAST 3 YEARS.

•   THIS IS AN INDICATOR THAT WE ARE EXECUTING A SUSTAINABLE BUSINESS MODEL THAT REWARDS SHAREHOLDERS FOR THE ADDITIONAL RISKS INHERENT IN THESE MARKETS.

•   IN SUMMARY, WE ARE PLEASED WITH OUR RESULTS IN THE QUARTER.

•   WE CONTINUE TO LEVERAGE THE BREADTH OF OUR PORTFOLIO. OUR STRONG INNOVATION PROGRAM IS CONTINUING TO DELIVER GROWTH, EVEN THROUGH THIS CHALLENGING COST AND OPERATING ENVIRONMENT.

•   DESPITE THESE CHALLENGES AND DIFFICULT BASE PERIOD COMPS, WE DELIVERED ANOTHER QUARTER OF RESULTS AHEAD OF LONG-TERM OBJECTIVES.

•   TRANSITION : NOW, LET'S MOVE ON TO GUIDANCE.

Guidance Update
Sales growth estimate:
o    March '05:       high single digits
o    Fiscal '05:      high single digits

EPS estimate:
o    March '05:       $0.60 - $0.62 (+  9-13%)
o    Fiscal '05:      $2.61 - $2.64 (+13-14%)

•   AS YOU ARE AWARE, OVER THE PAST 12 MONTHS A NUMBER OF P&G'S KEY COMPETITORS HAVE LOWERED THE BAR WITH REGARD TO THEIR EARNINGS GROWTH COMMITMENTS IN ORDER TO BETTER COMPETE WITH P&G'S INITIATIVE PROGRAM.

•   SO FAR THIS HAS NOT IMPACTED OUR ABILITY TO DELIVER STRONG TOPLINE GROWTH BEHIND CONSUMER MEANINGFUL INNOVATION AND STRONG IN MARKET EXECUTION.

•   HOWEVER, WE ARE NOT TAKING THIS SUCCESS FOR GRANTED. INSTEAD, WE REMAIN FOCUSED ON SUSTAINING P&G'S MOMENTUM BEHIND OUR INITIATIVE PIPELINE WHICH IS PARTICULARLY ROBUST IN THE BACK HALF OF THE FISCAL YEAR.

•   FOREIGN EXCHANGE IS ALSO EXPECTED TO CONTRIBUTE AT A SLIGHTLY HIGHER RATE OF ABOUT 2%.

•   THESE TWO FACTORS - FX AND THE STRENGTH OF OUR INITATIVE PIPELINE - GIVE US THE CONFIDENCE TO RAISE OUR TOPLINE GROWTH EXPECTATION FOR THE MARCH QUARTER AND FISCAL YEAR TO THE HIGH SINGLE DIGITS.

•   DESPITE CONTINUED MARGIN PRESSURES FROM COMMODITIES, WE ARE ALSO RAISING OUR FISCAL YEAR EPS GUIDANCE BY 3 CENTS TO A RANGE OF $2.61 TO $2.64.

•   IN SUMMARY, WE ARE ENCOURAGED BY OUR ABILITY TO DELIVER EARNINGS PER SHARE GROWTH OF 13-14% IN A YEAR THAT HAS BEEN CHARACTERIZED BY A CHALLENGING COST AND COMPETITIVE ENVIRONMENT - WHILE RESTRUCTURING IS NOW FULLY FUNDED INTERNALLY.

•   THAT CONCLUDES THE BUSINESS AND GUIDANCE UPDATE. I'VE CONDENSED THE REVIEW IN ORDER TO PROVIDE SUFFICIENT TIME TO DISCUSS THE TOPIC FOR WHICH WE BROUGHT YOU TOGETHER AT THIS EARLY HOUR - THE TRANSFORMATIONAL ACQUISITION OF THE GILLETTE COMPANY BY THE PROCTER & GAMBLE COMPANY.

TRANSITION: WE'LL START BY JIM GIVING YOU AN UPDATE ON GILLETTE'S RECENT RESULTS AND THE RATIONALE FOR THEIR DECISION TO APPROACH US. [HAND OVER TO MR. KILTS]

Jim Kilts
Chairman, Chief Executive Officer

THANKS, CLAYT

Good morning, Its great to be here to day on this historic occasion

And I do look upon this union, of Gillette and P&G, as more than a great opportunity for growth and value creation for shareholders. I believe it is a unique and historic event, .in business, and certainly in the consumer products industry.

There are no two consumer products companies in the world with a better alignment of brands, markets and philosophies. The combination will create the best consumer products company in the world. That's good news for consumers...for customers...for shareholders..and for employees.

Clearly, for Gillette shareholders, both the timing and the terms of the transaction are attractive. Four years ago we were an under-performing and drifting company...but we have turned the company around.

Gillette Results
                  CAGR
               1998-2001      2002       2003     Jan-Sep '04

Net Sales*        -1%         +5%        +9%       +11%
PFO*              -9%         +6%       +13%       +25%
Net Income*       -8%         +13%      +16%       +26%
EPS*              -6%         +13%       +20%      +27%

* Continuing operations, excludes non-operating items 1998-2001

We have rebuilt the business...and our current share price reflects our progress. Our share price appreciated more than 20% last year. And the terms of our agreement provide a further premium to our investors.

From a Gillette perspective, our business has never been stronger, more vibrant and better positioned for continued growth. While I can't talk about our full year performance since we are still a week away from releasing our numbers, you know from our 9-month results that 2004 has been an outstanding year for Gillette.

For the nine months, sales were up 11 percent, net income increased 26 percent, profit from operations grew 25% and earnings per share rose by 27 percent.

And the quality behind our numbers is unmatched.

We had a record-setting pace for successful new product introductions ... for continued growth in our core categories ... for trade-up growth to premium products ... and for growth in developing markets.

And the strength was evident across the board. Our M3 Power, the first battery-powered wet shaving system for men, met all of its targets and is well on its way to becoming a half-billion dollar brand at retail. In batteries, Duracell built brand equity with our very successful "Trusted Everywhere" advertising campaign. They also developed new revenue sources ... cut costs ... and countered rampant price promotion. In a very tough market, Duracell achieved record profitability -- more than doubling its profit of 3 years ago. In Oral Care, we've increased sales by 16 percent with our most aggressive product effort ever -- including the CrossAction Vitalizer manual toothbrush ... the Professional Care 7000 and 8000 premium rechargeable toothbrushes ... and the Sonic Complete, our first entry into the sonic rechargeable segment. And we entered whole new areas with our Hummingbird battery-powered flossers and Brush Ups disposable teeth wipes.

In Personal Care, we have cut costs, introduced new and improved products, increased advertising and profitably grew sales.

And at Braun, we have cut costs, doubled our ad spending, invested in filling out the brand portfolio and significantly improved profitability.

The progress across all our businesses reflects a re-energized marketing company. Our marketing commitment and effectiveness are clear in two numbers. Our advertising spending as a percent of sales has risen about 400 basis points in the past three years, while our trade and consumer promotion spending has gone down nearly 200 basis points. We are now earning market share increases, not buying them. At the same time, we grew operating margins, behind a 450 basis point reduction in cost of goods.

So when we look across the Consumer Products landscape - its been pretty clear that we are performing well.

P&G - The Right Choice for Gillette
o    Perfect fit
     --   Strong brands
     --   Accelerated growth
     --   Increased efficiency and shareholder return

o    Extensive Board review

But at the same time, there would be clear benefits in combining Gillette with another industry leader. A combined company would provide a stronger leadership position, that would make us more innovative for consumers, and more responsive to customers. We could also use our combined scale to generate synergies that create the affordability to both reinvest, and generate value for our shareholders.

P&G is a home run on every one of these dimensions - from its brands and its operating performance to the interface with customers and terrific synergies. There isn't a weakness in this combination.

That's why we approached P&G several months ago to explore a potential deal. After a period of discussion we couldn't agree on terms. Subsequently, P&G reopened the dialogue and fortunately we were able to reach an agreement.

Our board obviously had to be comfortable with the value of the P&G stock we are receiving in this deal - and they are.

Inherent in that value is what we bring, what P&G brings and what we can create by the combination. In short, we like what we see.

With that I would like to hand it back to Clayt who will get into detail on the deal and its impact

Deal Structure and Economics
o    Stock deal exchange ratio:
     >   0.975 P&G shares for 1 Gillette share
o    $18 - 22 billion share repurchase program
     >   Equivalent to ~60-65% stock and 35-40% cash
         at end of buy back
     >  ~18% acquisition premium
     >  ~14 times EBITDA with synergies
o    Fair price for a stable of leading
     global brands

THANKS JIM.

•   OUR RESPECTIVE BOARDS HAVE AGREED TO A STOCK TRANSACTION WITH AN EXCHANGE RATIO OF 0.975 P&G SHARES FOR EVERY GILLETTE SHARE

•   CONCURRENTLY P&G WILL BEGIN A SHARE REPURCHASE PROGRAM IN THE RANGE OF $18-22 BILLION DOLLARS TO BE COMPLETED OVER THE NEXT 12 - 18 MONTHS

•   WHEN THE BUY BACK IS COMPLETE THIS WILL REPRESENT THE EQUIVALENT OF ABOUT A 60% EQUITY, 40% CASH DEAL.

•   BASED ON YESTERDAY'S CLOSING PRICES THE ACQUISITION PREMIUM IS ABOUT 18 PERCENT OR APPROXIMATELY 14 TIMES EBITDA WITH COST SYNERGIES

•   THIS IS A FAIR PRICE, FOR A STABLE OF CATEGORY LEADING, GLOBAL BILLION DOLLAR BRANDS, WITH STRONG GROWTH MOMENTUM.

TRANSITION: THIS IS ALSO COMPARABLE TO MULTIPLES PAID FOR OTHER WORLD CLASS PROPERTIES

Comparable Transactions
                                     Acquisition     Synergized Long-term
                                       Premium         EBITDA Multiple
Tchibo - Beiersdorf                       51%              17.5
Constellation - Mondavi                   50%              13.7
Pepsico - Quaker                          22%              13.3
Average                                   41%               ~15
P&G - Gillette                            18%               ~14

SUCH AS

                 •   BEIERSDORF WHICH WAS ACQUIRED BY TCHIBO

                 •   MONDAVI WHICH WAS BOUGHT BY CONSTELLATION BRANDS, AND

                 •   GATORADE WHICH WAS ACQUIRED BY PEPSI THROUGH THE QUAKER ACQUISITION

•   THESE ARE ALL WORLD CLASS PROPERTIES WHICH JUSTIFY SIGNIFICANT ACQUISITION PREMIUMS BECAUSE THEY OFFER THE ACQUIRER SIGNIFICANT GROWTH AND COST SYNERGIES.

•   GILLETTE'S RAZORS AND BLADES BUSINESS IS THE CROWN JEWEL OF THE CONSUMER GOODS INDUSTRY .

•   THEREFORE IT IS NO SURPRISE THAT THE DEAL MULTIPLES FALL INTO THESE ESTABLISHED RANGES FOR TOP END TRANSACTIONS

TRANSITION: LETS NOW TURN TO THE OVERVIEW OF THE VALUE POTENTIAL THAT IS CREATED WITH THIS DEAL

Deal Structure and
Economics
o Value creation of $14 - 16 billion
    - $10- 11 billion from cost synergies (~$9.50-$10.50/share)
    - $ 4-  5 billion from growth synergies (~$3.75-$4.75/share)
     --------
      $14- 16 billion

o Allocation of incremental value
    -  ~$8.5 billion synergies to Gillette shareholders ($8.09/share)
    -  ~$5.5 - 7.5 billion synergies to P&G ($5.16-$7.16/share)

•   WE EXPECT THIS DEAL TO GENERATE $14 TO $16 BILLION DOLLARS OF INCREMENTAL SHAREHOLDER VALUE

•   $10-$11 BILLION DOLLARS WILL COME FROM COST SYNERGIES.

•   GROWTH SYNERGIES SHOULD CONTRIBUTE AN ADDITIONAL $4 TO 5 BILLION

•   ALL OTHER FACTORS SUCH AS TRANSACTION COSTS, OPTION LEAKAGE, BENEFITS FROM TAX, CAPEX AND WORKING CAPITAL EFFICIENCIES ARE A WASH ON A VALUATION BASIS.

•   PROBABLY MOST OF YOU HAVE ALREADY DONE THE MATH. ROUGHLY $8.5 BILLION OF THE INCREMENTAL VALUE SHOULD ACCRUE TO CURRENT GILLETTE SHAREHOLDERS. THIS IS BELOW THE LOW END OF THE COST SYNERGY RANGE.

•   $5.5 TO $7.5 BILLION DOLLARS WILL GO TO P&G SHAREHOLDERS. THIS IS A COMBINATION OF ALL THE GROWTH SYNERGIES AS WELL AS THE UPSIDE IN COST SYNERGIES.

TRANSITION: THE KEY MILESTONES TO CONSUMATE THIS TRANSACTION ARE THE FOLLOWING

Deal Structure and
Economics
o Key milestones
      - Stock repurchase program begins today
      - Mid April: Mail proxy/S4
      - Mid May: Shareholder meetings and proxy vote
      - Fall: Closing

•   THE $18-22 BILLION SHARE REPURCHASE PROGRAM STARTS TODAY.

•   WE EXPECT TO MAIL OUT THE PROXY SOLICITATION AND S4 REGISTRATION MID APRIL.

•   THE PROXY VOTE IS TENTATIVELY SCHEDULED FOR P&G AND GILLETTE SHAREHOLDER MEETINGS IN MID-MAY

•   AND ASSUMING ALL GOES WELL WITH REGULATORY AND GOVERNMENTAL APPROVALS, WE WOULD EXPECT TO CLOSE THE DEAL IN THE FALL.

TRANSITION: THIS PROVIDES THE OVERVIEW OF THE DEAL STRUCTURE. A.G. WILL NOW WALK YOU THROUGH THE RATIONALE FOR THIS DEAL AND WHY IT PROVIDES UPSIDE TO OUR SUSTAINABLE GROWTH MODEL.

AG Lafley
Chairman, President
and Chief Executive

•   THANKS CLAYT.

•   LAST DECEMBER, WE OUTLINED P&G'S STRATEGIES FOR SUSTAINING GROWTH. WE ALSO DISCUSSED LONG-TERM GOALS FOR SALES, EPS AND FREE CASH FLOW.

•   TODAY'S ANNOUNCEMENT OF OUR INTENTION TO ACQUIRE GILLETTE IS FULLY CONSISTENT WITH THESE STRATEGIES, AND WILL PROVIDE UPSIDE TO OUR COMBINED FUTURE GROWTH.

Strategic Rationale
 o Combine 2 best-in-class CPG companies with great momentum

•   THERE ARE FOUR REASONS WHY THIS ACQUISITION MAKES SENSE STRATEGICALLY:

•   WE ARE COMBINING TWO OF THE LEADING CONSUMER PRODUCTS COMPANIES IN THE WORLD - A COMBINATION THAT LEVERAGES THE STRUCTURAL CHARACTERISTICS OF OUR INDUSTRY

•   WE ARE ACCELERATING THE EVOLUTION OF P&G'S PORTFOLIO TOWARD FASTER GROWING, HIGHER MARGIN, MORE ASSET EFFICIENT BUSINESSES

•   WE ARE STRENGTHENING ALREADY STRONG RELATIONSHIPS WITH OUR RETAIL CUSTOMERS.

•   WE ARE LEVERAGING BOTH COMPANIES CORE STRENGTHS IN BRANDING, INNOVATION, GLOBAL SCALE AND GO-TO-MARKET CAPABILITY TO ACCELERATE GROWTH.

•   LET'S LOOK AT EACH OF THESE BENEFITS MORE CLOSELY

Strategic Rationale
 o Combine 2 best-in-class CPG companies with great momentum

•   TOGETHER, P&G AND GILLETE CAN GROW AT LEVELS NEITHER COMPANY CAN ACHIEVE AND SUSTAIN ON ITS OWN.

•   A KEY REASON IS THAT CONSUMER PRODUCTS IS A SCALE BUSINESS.

•   SCALE DRIVES MARGIN GROWTH AND THE OPPORTUNITY TO REINVEST. THE MORE SCALE A COMPANY CAN LEVERAGE, THE MORE OPPORTUNITIES THERE ARE TO KEEP GROWING MARGINS AND TO REINVEST IN BRANDING AND INNOVATION

•   THE MORE WE CAN REINVEST IN BRANDING AND INNOVATION THAT DELIGHTS CONSUMERS, THE MORE WE CAN GROW

•   THE MORE WE GROW, THE GREATER THE SCALE AND MARGINS.

•   AND, IMPORTANTLY, THIS IS NOT JUST ABOUT SIZE.

•   OUR DEFINITION OF SCALE IS A BROAD ONE. WE HAVE INDUSTRY LEADING SCALE IN OUR BREADTH AND DEPTH OF CONSUMER UNDERSTANDING... IN OUR GO-TO-MARKET CAPABILITIES WITH RETAILERS, IN DISTRIBUTION, AND INNOVATION COMMERCIALIZATION... IN MARKETING INVESTMENTS... IN RESEARCH EXCHANGES... AND IN BUSINESS SERVICES.

•   ALL THIS TRANSLATES IN THE END TO LEADERSHIP, AND...

TRANSITION: THIS IS AN INDUSTRY THAT REWARDS LEADERSHIP. WE ARE BRINGING TOGETHER THE TWO STRONGEST LEADERS -AT A TIME WHEN BOTH COMPANIES' PERFORMANCE IS THE STRONGEST IT'S BEEN IN A DECADE.

Strategic Rationale
 o Combine 2 best-in-class CPG companies with great momentum
 o Strengthen the portfolio - 50% in Health & Beauty

                                       $ Sales
               P&G                     P&G                   Combined
               FY '98                  FY '03                FY '05 e

                36%                     47%                     50%

Health & Beauty Care                                            +14% pts
Balance of Company

•   SECOND, THE ADDITION OF GILLETTE'S BRANDS ACCELERATES THE EVOLUTION OF P&G'S PORTFOLIO INTO FASTER GROWING, HIGHER MARGIN AND MORE ASSET EFFICIENT HEALTH, PERSONAL CARE AND BEAUTY BUSINESSES.

•   WITH THE EXCEPTION OF BATTERIES AND APPLIANCES, ALL BUSINESS SEGMENTS FALL INTO HEALTH AND BEAUTY, WHICH WILL NOW REPRESENT A FULL 50% OF P&G'S PORTFOLIO.

Strategic Rationale
 o Combine 2 best-in-class CPG companies with great momentum

 o Strengthen the portfolio - 21 billion dollar brands and #1 market position in categories representing about two thirds of total Sales

•   THE COMBINED COMPANY WILL HAVE AN UNMATCHED PORTFOLIO OF 21 BRANDS WITH A BILLION DOLLARS OR MORE IN SALES.

•   COMBINED WE ARE THE MARKET LEADER IN CATEGORIES THAT REPRESENT TWO THIRDS OF TOTAL SALES.

•   WE ARE INCREASING THE DIVERSIFICATION AND BALANCE OF P&G'S PORTFOLIO, AND THE FLEXIBILITY WE NEED TO DELIVER SUSTAINABLE GROWTH..

Strategic Rationale

 o Combine 2 best-in-class CPG companies with
   great momentum

 o Strengthen the portfolio - 21 billion dollar brands and #1 market position in categories representing about two thirds of total Sales

 o Strengthen combined retail relationships

•   THE THIRD REASON THIS ACQUISITION MAKES SENSE IS THAT IT ENABLES US TO STRENGTHEN OUR RELATIONSHIPS WITH WINNING RETAIL CUSTOMERS.

•   WE WILL BRING AN EVEN STRONGER INNOVATION PIPELINE ACROSS A MORE DIVERSE AND PROFITABLE MIX OF CATEGORIES WITH AN EVEN LARGER PORTFOLIO OF LEADING BRANDS.

•   AND , WE'LL ALSO BRING GREATER SHOPPER KNOWLEDGE AND BROADER, DEEPER EXPERTISE IN BOTH MEN'S AND WOMEN'S MARKETING.

Strategic Rationale

o    Combine 2 best-in-class CPG companies with great momentum

o    Strengthen the portfolio - 21 billion dollar brands and #1 market position in categories representing about two thirds of total Sales

o    Strengthen combined retail relationships

o    Leverage our strengths of branding, innovation, scale and go-to-market capability to realize our full potential and accelerate growth

•   THE FOURTH REASON THIS ACQUISITION MAKES SENSE IS THAT WE CAN LEVERAGE OUR CORE STRENGTHS - BRANDING, INNOVATION, GO-TO-MARKET AND SCALE.

•   THERE ARE MANY EXAMPLES.

•   ONE OF GILLETTE'S CORE STRENGTH IS ITS ABILITY TO TRADE UP CONSUMERS WITH PREMIUM PRODUCTS LIKE M3 POWER AND ORAL B POWERBRUSHES, JUST TO NAME A FEW.

•   MULTIPLYING THEIR CAPABILITY WITH P&G'S MARKETING AND GO-TO-MARKET STRENGTHS OPENS SIGNIFICANT OPPORTUNITIES FOR ACCELERATED GROWTH IN DEVLOPING AND DEVELOPED MARKETS.

Strategic Rationale

o    Combine 2 best-in-class CPG companies with great momentum

o    Strengthen the portfolio - 21 billion dollar brands and #1 market  position in categories representing about two thirds of total Sales

o    Strengthen combined retail relationships

o    Leverage our strengths of branding, innovation, scale and go-to-market capability to realize our full potential and accelerate growth Provide upside to sustainable growth model

•   IN SHORT, THE ACQUISITION OF GILLETTE IS A PERFECT FIT WITH P&G'S LONG-TERM SUSTAINABLE GROWTH STRATEGY - AND A LOGICAL NEXT STEP IN THE EVOLUTION OF P&G'S BUSINESS PORTFOLIO.

•   STRATEGIC FIT IS NECESSARY - BUT NOT SUFFICIENT. THERE MUST ALSO BE OPPORTUNITIES TO CREATE ADDITIONAL CONSUMER AND ADDITIONAL SHAREHOLDER VALUE OVER THE LONG-TERM -- MORE VALUE THAN EITHER COMPANY COULD DELIVER ON ITS OWN.

•   THE GILLETTE ACQUISITION PASSES THIS TEST AND PROVIDES CONSIDERABLE UPSIDE TO P&G'S SUSTAINABLE GROWTH MODEL

•   TRANSITION:

Sales Growth Target (ex. FX)

                 +4% to +6%
                                     Share Growth,
                                     Whitespace Expansion,
                   1%-3%             New Business Creation

                      2%+               Market Growth

                      1%                Tack-On Acquisition

•   RECALL, WE OUTLINED IN DECEMBER HOW WE GET TO OUR 4 TO 6% SALES GROWTH TARGET.

•   THE COMBINATION OF P&G AND GILLETTE CREATES UPSIDE IN VIRTUALLY EVERY ELEMENT OF THE MODEL.

TRANSITION:

Market Growth Upside
Market Growth                    '01-'04            '04-'08*
-------------                    -------            --------
Health & Beauty                      ~3%                3-4%
Household                            ~2%                1-2%
P&G                                 2-3%                  2%+
Gillette                            3-4%                  3%+
-------------------------------------------------------------
P&G + Gillette                        3%                  3%
------------------------------------------------------------

 * Euromonitor and Company estimates, Constant Prices and FX

•   FIRST, WE WILL BENEFIT FROM GILLETTE'S PORTFOLIO, WHICH IS MORE CONCENTRATED IN FASTER GROWING MARKETS SUCH AS RAZORS AND BLADES, ORAL CARE AND PERSONAL CARE, .

•   GOING FORWARD, MARKET GROWTH SHOULD CONTRIBUTE 3 PERCENT FOR THE COMBINED BUSINESSES VS. ONLY A BIT MORE THAN 2 PERCENT FOR P&G ALONE.

TRANSITION:

Best-In-Class Innovation Programs

o    P&G ~$5 billion retail sales from categories we didn't play in 4 years ago

o    Gillette ~$5 billion in new product retail sales over past 5 years

o    P&G + Gillette 50% of top ten IRI Innovation Pacesetter* over past 3 years

                                Share Growth,
                                Whitespace Expansion,
                                New Business Creation
          1%-3%

Source: IRI Non-Food Initiatives with $100million+ first year sales

•   WE WILL ALSO BE EVEN BETTER POSITIONED TO DELIVER ADDITIONAL ORGANIC GROWTH FROM INNOVATION -- WHICH DRIVES SHARE GROWTH, NEW BUSINESS CREATION AND ENABLES WHITESPACE EXPANSION.

•   BOTH P&G AND GILLETTE HAVE AN OUTSTANDING TRACK RECORD OF INNOVATION LEADERSHIP.

•   P&G HAS GENERATED ROUGHLY FIVE BILLION DOLLARS IN RETAIL SALES IN CATEGORIES WE DIDN'T PLAY IN JUST FOUR YEARS AGO.

•   GILLETTE HAS CREATED ABOUT FIVE BILLION DOLLARS IN NEW RETAIL SALES FROM PRODUCTS LAUNCHED OVER THE PAST FIVE YEARS.

•   IN FACT, TOGETHER, P&G AND GILLETTE BROUGHT TO MARKET HALF OF THE MOST SUCCESSFUL CONSUMER BRANDED PRODUCT INITIATIVES OVER THE PAST 3 YEARS.

TRANSITION:

Synergistic Capabilities

o    Complementary innovation platforms

     - Oral Care (paste - brushes - treatments)

     - Personal Care (male - female)

o    Go-to-market capability (Account management - in-store execution)

o    Developing markets

•   WHAT'S IMPORTANT HERE IS THAT OUR INNOVATIVE CAPABILITIES, CONSUMER KNOWLEDGE AND GO-TO-MARKET STRENGTHS ARE COMPLEMENTARY.

•   ON ONE HAND, WE CAN CONNECT AND DEVELOP ACROSS COMMON INNOVATION AREAS SUCH AS ORAL CARE AND PERSONAL CARE. THIS WILL ENABLE US TO CONTINUE SETTING THE PACE OF INNOVATION IN CORE P&G AND GILLETTE BUSINESSES.

•   AT THE SAME TIME, WE CAN LEVERAGE COMPLEMENTARY CONSUMER UNDERSTANDING.

•   P&G KNOWS A LOT ABOUT WOMEN AND HOW TO INNOVATE AND MARKET TO THEM.

•   GILLETTE'S EXPERTISE IS IN INNOVATION AND MARKETING TO MEN.

•   IT IS A SIMPLE BUT POTENT COMBINATION.

•   I'LL GIVE YOU JUST ONE EXAMPLE -- WOMEN'S HAIR REMOVAL. IT'S A 10 BILLION DOLLAR MARKET PROJECTED TO GROW 8% ANNUALLY OVER THE NEXT FIVE YEARS.

•   THERE ARE CONSUMERS WHO ARE DISSATISFIED WITH CURRENT SOLUTIONS. WE BELIEVE WE CAN COMBINE GILLETTE AND P&G TECHNOLOGY WITH P&G'S EXPERTISE IN MARKETING TO WOMEN - AND LEVERAGE STRONG P&G AND GILLETTE BRANDS - TO DELIVER DISCONTINUOUS INNOVATION THAT WILL DELIGHT WOMEN.

•   IN ADDITION, WE CAN LEVERAGE P&G'S STRONG CUSTOMER BUSINESS DEVELOPMENT APPROACH WITH GILLETTE'S EXCELLENT EXECUTION AT THE STORE LEVEL. ALONG WITH P&G'S LEADERSHIP PRESENCE IN KEY DEVELOPING MARKETS, WE CAN EXPAND INNOVATION IN AREAS LIKE HAIR REMOVAL FASTER THAN GILLETTE COULD ACCOMPLISH ON ITS OWN.

TRANSITION:

Developing Markets

Market Growth         '01-'04         '04-'08*
-------------         -------         --------
Developed               ~2%              1-2%
Developing              ~5%              5-6%

                Developing Market Sales

       ~$2.2bn

                                   ~$11bn

 * Euromonitor and Company estimates, constant prices and FX

•   DEVELOPING MARKETS ARE A SIGNIFICANT OPPORTUNITY, WITH MARKET GROWTH PROJECTED AT 5-6% OVER THE NEXT FIVE YEARS.

•   WE BELIEVE WE CAN HELP GILLETTE BRANDS TAKE FULLER ADVANTAGE OF THIS GROWTH BY ACHIEVING DEEPER MARKET PENETRATION IN CRITICAL MARKETS LIKE CHINA, RUSSIA, MEXICO, AND TURKEY.

•   OVER THE PAST DECADE WE'VE BUILT A STRONG MARKET POSITION IN A NUMBER OF THESE FAST-GROWING DEVELOPING MARKETS. OUR GO-TO-MARKET CAPABILITIES ARE REASONABLY WELL DEVELOPED AND OUR SCALE IN DEVELOPING MARKETS IS ABOUT FIVE TIMES THAT OF GILLETTE.

•   EQUALLY IMPORTANT, WE HAVE BEEN SUCCESSFULLY EXPANDING OUR BRAND PORTFOLIO TO BETTER SERVE LOWER INCOME CONSUMERS. OUR GROWING EXPERTISE IN LOW-COST, LOW-CAPITAL INNOVATION, AND OUR DOWN-THE-TRADE CUSTOMER PENETRATION, CAN ALSO ENABLE GILLETTE BRANDS TO PROFITABLY SERVE MORE OF THE WORLD'S CONSUMERS.

TRANSITION:

Organic Sales Growth

Track Record
                                                     P&G             The Gillette Company
                                                     ---             --------------------
                                      6%
                    Organic                          +5%             +5%*
                  3% to +5%           5%
                                      4%
                    1%-3%             3%
              Share Growth,
      Whitespace Expansion,
      New Business Creation           2%

                     2%+              1%
              Market Growth
                                      0%
                                                     --------------------------------------

                                                              Past 3 Year Average
  *Includes FY '04 consensus estimate

•   IN SUMMARY, P&G AND GILLETTE HAVE BEEN DELIVERING AT THE TOP END OF THEIR ORGANIC GROWTH TARGETS OVER THE PAST 3 YEARS.

•   AND WE ARE CONFIDENT THAT BY COMBINING THESE TWO INDUSTRY LEADING COMPANIES, WE CAN CREATE EVEN MORE UPSIDE POTENTIAL FOR TOP LINE GROWTH.

TRANSITION:

Margin Expansion

 o Strong stand-alone margin growth

 o Leveraging additional scale

 o Large cost and growth synergies

•   THERE IS ALSO CONSIDERABLE UPSIDE POTENTIAL FOR THE BOTTOM LINE.

•   FIRST, BOTH P&G AND GILLETTE HAVE ROBUST STAND-ALONE MARGIN EXPANSION PLANS IN PLACE TODAY.

•   SECOND, WE CAN APPLY P&G'S GLOBAL SCALE TO GILLETTE'S COST STRUCTURE IN MANY AREAS INCLUDING PURCHASING AND THE WAY WE GO TO MARKET TOGETHER.

•   WE HAVE IDENTIFIED SUBSTANTIAL COST AND GROWTH SYNERGIES WHICH CLAYT WILL TAKE YOU THROUGH. IT'S CLEAR THAT THIS SHOULD GENERATE SUBSTANTIAL AND SUSTAINABLE MARGIN AND EARNINGS IMPROVEMENTS

TRANSITION:

Balanced, Sustainable Growth Model
Operating Margin Expansion Trend
                                           Operating Margin
                        30%    ------------------------------------------
                        25%
                        20%
                        15%
                        10%
                         5%
                         0%
                               ------------------------------------------
                               FY        FY      FY     FY      FY     FY
                               01'       02'     03'    04'     05'    06

*Based on consensus estimates for FY '05-06

•   IMPORTANTLY, BOTH COMPANIES HAVE A TRACK RECORD AND STRONG CREDIBILITY TO DELIVER PRODUCTIVITY IMPROVEMENTS.

•   WE'RE CONFIDENT THAT THE COMBINED COMPANIES CAN DELIVER FURTHER MARGIN GAINS BASED ON THE IDENTIFIED SYNERGY OPPORTUNITIES AND ADDITIONAL SCALE LEVERAGE.

TRANSITION:

Upside To Sustainable Growth
Model Through The End Of The
Decade

Sales Growth
 +5% to +7%    -----|
                    |
                    |
                    |       Double Digit
                    |-----   EPS Growth
                    |          Upside
                    |
      2010          |
    Operating  -----|
     Margin
   of 24 - 25%

•   IN SUMMARY, WE REMAIN CONFIDENT THAT P&G CAN SUSTAIN GROWTH AT THE LEVELS TO WHICH WE'VE COMMITTED WITHOUT THE ACQUISITION OF GILLETTE. BUT WITH THIS ACQUISITION, OUR SUSTAINABLE GROWTH MODEL BECOMES EVEN STRONGER FOR THE LONGER TERM.

•   WE WILL HAVE:

             •   AN EVEN STRONGER PORTFOLIO IN MORE ATTRACTIVE INDUSTRIES

             •   GREATER OPPORTUNITIES TO SET THE PACE OF INNOVATION

             •   AND WE WILL HAVE THE ABILITY TO GET MORE OUT OF GILLETTE'S STRONG INNOVATION PROGRAM BY LEVERAGING P&G'S GO-TO-MARKET CAPABILITIES

•   AS A RESULT, WE ARE INCREASING OUR LONG-TERM SALES TARGET BY ONE FULL PERCENTAGE POINT [FROM FOUR TO SIX] TO FIVE TO SEVEN PERCENT.

•   BASED ON THE SYNERGY PLAN WE EXPECT THAT THE COMBINED ENTITY WILL GENERATE 24-25% OPERATING MARGINS BY THE END OF THIS DECADE VERSUS THE 19 TO 20% P&G DELIVERS TODAY.

•   THIS SHOULD PROVIDE P&G SHAREHOLDERS WITH ADDITIONAL UPSIDE TO OUR DOUBLE DIGIT EPS GROWTH TARGET.

•   IN SHORT, THIS ACQUISITION MAKES SENSE - STRATEGICALLY, FINANCIALLY AND OPERATIONALLY. IT IS A UNIQUE OPPORTUNITY TO MAKE TWO INDUSTRY LEADERS EVEN STRONGER AND EVEN BETTER POSITIONED FOR SUSTAINED LONG-TERM GROWTH.

TRANSITION: NOW, I WILL HAND IT BACK TO CLAYT WHO WILL TAKE YOU THROUGH THE DETAILS OF THE SYNERGY PLANS

Clayt Daley

Chief Financial Officer

THANKS A.G.

Deal Structure and
Economics

o Value creation of $14 - 16 billion

  - $10 - 11 billion from cost synergies

  - $  4 - 5 billion from growth synergies

•   HERE ARE THE BUILDING BLOCKS OF HOW THIS TRANSACTION GENERATES THE $14 TO $16 BILLION DOLLARS OF INCREMENTAL SHAREHOLDER VALUE.

•   WE EXPECT $10-$11 BILLION DOLLARS TO COME FROM COST SYNERGIES

•   GROWTH SYNERGIES SHOULD CONTRIBUTE AN ADDITIONAL $4 TO 5 BILLION .

TRANSITION: LET ME TURN TO THE COST SYNERGY PLAN FIRST

Cost Synergies $1 to $1.2 Billion

                       SG&A

               ~80%

Marketing           Purchasing
Retail Selling      Manufacturing
                    Logistics

•   WE ANTICIPATE MORE THAN $1 BILLION OF SYNERGIES TO BE ACHIEVED BY YEAR 3.

•   WE  SEE OPPORTUNITIES IN PURCHASING, MANUFACTURING AND LOGSITICS - THROUGH INCREASED SCALE, IMPROVED ASSET UTILIZATION AND COORDINATED PROCUREMENT.

•   WE  SEE OPPORTUNITIES TO SUBSTANTIALLY REDUCE OUR COMBINED ADMINISTRATIVE COST.

•   WE AIM TO ACHIEVE THIS THROUGH:

              •   ELIMINATION OF SG&A OVERLAP BETWEEN THE TWO COMPANIES

              •   THE DELIVERY OF KEY SUPPORT FUNCTIONS THROUGH P&G'S GLOBAL BUSINESS SERVICES GROUP WHICH DELIVERS BEST-IN-CLASS COST

              •   AND, THE INTEGRATION OF GILLETTE'S BRANDS WITH MINIMAL ADDITION TO THE NUMBER OF P&G'S STAFF IN CORPORATE, MARKET DEVELOPMENT AND GLOBAL BUSINESS SERVICES.

•   AS A RESULT, WE ANTICIPATE A REDUCTION OF ABOUT 6,000 POSITIONS OR ABOUT 4% OF THE COMBINED ENROLLMENT OF 140,000 EMPLOYEES.

•   OF COURSE, WE ARE COMMITTED TO FIELD THE BEST TEAM. GILLETTE'S CURRENT MANAGEMENT WILL HAVE AN EQUAL OPPORTUNITY IN THE NEW COMPANY AND WE EXPECT A CERTAIN AMOUNT OF HEADCOUNT REDUCTION FROM THE P&G SIDE.

•   FINALLY, WE SEE ECONOMIES OF SCALE IN RETAIL SELLING AND MARKETING, INCLUDING MEDIA BUYING.

•   SAVINGS IN MATERIAL PURCHASING, MEDIA BUYING AND BUSINESS SUPPORT ACTIVITIES ARE EXPECTED TO BE REALIZED FAIRLY QUICKLY AFTER CLOSING. SYNERGIES IN OTHER AREAS WILL TAKE A LITTLE LONGER.

NOW...

P&G Synergy Track
Record

                     % of Sales*
                     ----------
Tambrands                14%    Delivered
Clairol                  13%    Delivered
Wella                     9%    Doable
Gillette              10-12%    Doable

*Year 3 synergies as a % of sales at acquisition

•   TO PUT THE COST SYNERGIES IN PERSPECTIVE, WE'VE ANALYZED THEM VERSUS OUR TAMBRANDS, CLAIROL AND WELLA COMMITMENTS.

•   AS YOU CAN SEE, RELATIVE TO THE ACTUAL TAMBRANDS AND CLAIROL SYNERGIES AND PROJECTED WELLA SYNERGIES, THE GILLETTE ESTIMATES ARE CLEARLY REASONABLE.

•   IMPORTANTLY, ON TAMBRANDS AND CLAIROL, WE DELIVERED THE SYNERGIES AHEAD OF SCHEDULE. THE WELLA SYNERGIES ARE ON TRACK, AND WE ARE CONFIDENT THE SYNERGIES WE'VE IDENTIFIED FOR GILLETTE ARE DOABLE.

1% Acceleration of Growth

Leverage P&G go-
to-market
capabilities

                      Accelerate
                      growth of Gillette
                      brands in
                      developing
                      markets

P&G technologies
applied to Gillette
brands

•   SECOND, WE ANTICIPATE TO CREATE $4 - 5 BILLION OF VALUE THROUGH THE 1% POINT ACCELERATION IN GROWTH. A.G. ALREADY TALKED YOU THROUGH THE KEY DRIVERS WHICH PROVIDE THE GROWTH UPSIDE.

•   THE BIGGEST CONTRIBUTION WILL COME FROM LEVERAGING OUR DEVELOPING MARKET INFRASTRUCTURE TO CAPTURE MORE VALUE FROM GILLETTE'S BRANDS AND INNOVATION PROGRAM IN THOSE GEOGRAPHIES.

TRANSITION: NOW ON TO THE DEAL'S IMPACT ON P&G'S EARNINGS PER SHARE PROGRESSION

EPS Impact on P&G

Cents per Share                 FY '06   FY '07   FY '08
---------------                 ------   ------   ------
Gillette earnings consensus       53       60       66
New shares net of buyback      (70-75)  (75-80)  (80-85)
Synergy and other benefits      10-12    20-25    30-35
New D&A (intangibles)            (5-7)    (5-7)    (5-7)
One time impacts/Other         (13-20)    (0-5)    (0-5)
EPS impact on P&G              (25-35)   (5-10)     1-5
Of which non-cash charges        5-10     5-10     5-10

•   THE DEAL IS EXPECTED TO BE ACCRETIVE AS OF YEAR 3 AND IS ONLY SLIGHTLY DILUTIVE IN YEAR 2 - INCLUDING A SIGNIFICANT AMOUNT OF NON-CASH CHARGES.

•   YEAR 1 DILUTION IS ACCENTUATED BY ONE TIME IMPACTS AND THE FACT THAT MANY SYNERGIES ARE TIED TO SYSTEM INTEGRATION WHICH WILL TAKE SOME INVESTMENT AND TIME TO DELIVER.

•   AS YOU CAN SEE WE'VE ACQUIRED ABOUT 50 CENTS IN EARNINGS PER SHARE WHICH ARE GROWING AT A DOUBLE DIGIT RATE.

•   THE DILUTION IMPACT FROM THE SHARE EXCHANGE IS PARTLY OFFSET BY THE ANNOUNCED SHARE REPURCHASE PROGRAM.

•   THE OUTLINED GROWTH AND COST SYNERGIES ARE BUILDING UP OVER A PERIOD OF THREE YEARS.

•   THE DILUTION FROM THE NET NEW INTANGIBLES AMORITIZATION IS EXPECTED TO BE ABOUT FIVE TO SEVEN CENTS.

•   AND FINALLY, AMONG OTHER ITEMS, THE ONE TIME IMPACTS INCLUDE NON-QUALIFYING ACQUISITION COSTS. WE HAVE PROVIDED FOR RESTRUCTURING COSTS ON P&G'S SIDE BECAUSE, AS I MENTIONED EARLIER, IT IS OUR OBJECTIVE TO FIELD THE BEST TEAM FROM THE COMBINED P&G AND GILLETTE TALENT POOL.

TRANSITION: LETS WALK THROUGH THE VALUATION

Gillette Valuation

                                       $/Share
                                       -------
P&G*                                    55.32
0.975 of P&G                            53.94
Gillette stand-alone*                   45.85
                                        -----
Premium                                  8.09
Premium                                   ~18%

*January 27 closing price

•   AS I MENTIONED AT THE BEGINNING WE ARE PAYING AN 18% PREMIUM ON THE BASIS OF THE AGREED STOCK EXCHANGE RATIO.

•   IT PROVIDES GILLETTE SHAREHOLDERS WITH A POST DEAL VALUATION OF ABOUT 54 DOLLARS PER SHARE VERSUS YESTERDAY'S CLOSING PRICE OF ABOUT 46 DOLLARS.

•   THIS REPRESENTS A FULL BUT FAIR PRICE FOR THIS WORLD CLASS PROPERTY

TRANSITION: IN TERMS OF VALUE CREATION

Value Creation for P&G

                           $Billion       $/Share
                           --------       -------
Cost Synergies              10 - 11     9.50 - 10.50
Growth Synergies              4 - 5     3.75 -  4.75
                            -------    -------------
Total Value Creation        14 - 16    13.25 - 15.25
Premium Paid to Gillette       (8.5)           (8.09)
Value Creation for P&G    5.5 - 7.5      5.16 - 7.16

•   THE PREMIUM TO THE GILLETTE SHAREHOLDERS IS MORE THAN JUSTIFIED BY THE LOW END OF THE COST SYNERGIES RANGE.

•   P&G SHAREHOLDERS WILL CAPTURE THE GROWTH OPPORTUNITIES PROVIDED BY THIS DEAL AS WELL AS THE POTENTIAL UPSIDE TO THE COST SYNERGIES. THIS TRANSLATES TO ABOUT $5.5 - 7.5 BILLION DOLLARS.

TRANSITION: LET ME HAND IT BACK NOW TO A.G. AND JIM WHO WILL TALK ABOUT INTEGRATION AND WRAP-UP THE PRESENTATION.

Integration

•   WE ARE CONFIDENT WE CAN MANAGE THE INTEGRATION OF THE TWO COMPANIES WHILE STAYING SHARPLY FOCUSED ON THE HEALTH OF BOTH GILLETTE'S AND P&G'S ESTABLISHED BUSINESSES.

•   THERE ARE THREE REASONS FOR MY CONFIDENCE:

•   FIRST, WE HAVE COMPLEMENTARY ORGANIZATION STRUCTURES AND SAP SYSTEMS WHICH ARE DESIGNED TO ENABLE FAST AND EFFICIENT INTEGRATION OF NEW BUSINESSES WITH MINIMAL DISRUPTION.

•   SECONDLY, BOTH COMPANIES ARE COMING FROM POSITIONS OF STRENGTH, WITH HEALTHY BUSINESS MOMENTUM AND STRONG CASH FLOW.

•   AND THIRD, WE HAVE A STRONG CADRE OF LEADERS RUNNING THESE BUSINESS. THEY HAVE DONE IT BEFORE AND THE COMBINED GILLETE AND P&G LEADERSHIP TEAM IS COMMITTED TO DO IT AGAIN.

•   JIM WILL LEAD THIS INTEGRATION. HERE ARE A FEW MORE THOUGHTS FROM HIM.

TRANSITION: JIM

Integration

o Jim Kilts

  - Confident in synergies plan

  - Personal commitment to deliver

THANKS A.G.

When we started to evaluate this combination, we saw many obvious synergies.

At the core they are driven by having two companies with infrastructures that overlap and products and geographies that are complementary.

The level of synergies that Clayt detailed are ones that I know we can get. In the process we will make the business even more capable of driving growth. And I am committed to working with A.G. to do just that.

If you look at the level of synergies - they are big. At the same time they are reasonable. The cost synergies are consistent with levels that P&G has attained in the past. They are also synergies I know how to get.

We will utilize both internal and external resources to identify the specific opportunities. We will set specific targets for each area of opportunity. We will establish teams to pursue these targets. I will oversee the entire process along with other senior managers at Gillette and P&G . We will reach these targets and be ready to accelerate our growth

On the revenue side, we will create new benefits and better value for our consumers and make it easier for our customers to deal with us and to make our company even more important to them in building their business. These revenue improvements are going to happen.

To achieve these results, I have agreed to stay on for at least a year to work with the new company and lead the integration efforts.

And just in case I haven't convinced you that I am a believer, I have also agreed to rollover all of my Gillette options and shares into P&G stock and hold it for at least two years.

And this is what Gillette's largest investor thinks of the deal.

TRANSITION: WARREN VIDEO

            video

        WARREN BUFFETT
        CHAIRMAN, CEO
    BERKSHIRE HATHAWAY INC.

XXXXXXXXXX

THE KEY POINT YOU SHOULD TAKE AWAY IS THAT P&G'S ACQUISITION OF GILLETTE MAKES SENSE FOR OUR CONSUMERS, OUR CUSTOMERS, OUR EMPLOYEES AND OUR SHAREHOLDERS. IT IS A UNIQUE OPPORTUNITY THAT WE ARE IN A STRONG POSITION TO CAPTURE AND LEVERAGE.

I AM CONFIDENT P&G IS WELL PLACED TO EXECUTE THIS ACQUISITION WITH EXCELLENCE, AND DELIVER THE CONSISTENT, RELIABLE, SUSTAINED GROWTH SHAREHOLDERS EXPECT AND DESERVE.

Q&A

NOW WE WOULD BE HAPPY TO TAKE A FEW QUESTIONS.

FORWARD-LOOKING STATEMENTS

          This document includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Investors are cautioned that such forward-looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of The Gillette Company (“Gillette”), The Procter & Gamble Company (“P&G”) and the combined company after completion of the proposed transaction are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to, the following risks and uncertainties: those set forth in Gillette’s and P&G’s filings with the Securities and Exchange Commission (“SEC”), the failure to obtain and retain expected synergies from the proposed transaction, failure of Gillette and P&G stockholders to approve the transaction, delays in obtaining, or adverse conditions contained in, any required regulatory approvals, failure to consummate or delay in consummating the transaction for other reasons, changes in laws or regulations and other similar factors. Readers are referred to Gillette’s and P&G’s most recent reports filed with the SEC. Gillette and P&G are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

          This filing may be deemed to be solicitation material in respect of the proposed merger of Gillette and P&G. In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. SHAREHOLDERS OF GILLETTE AND SHAREHOLDERS OF P&G ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final joint proxy statement/prospectus will be mailed to shareholders of Gillette and shareholders of P&G. Investors and security holders may obtain a free copy of the disclosure documents (when they are available) and other documents filed by Gillette and P&G with the Commission at the Commission’s website at www.sec.gov, from The Gillette Company, Prudential Tower, Boston, Massachusetts, 02199-8004, Attention: Office of the Secretary, or from The Proctor & Gamble Company, One Procter & Gamble Plaza, Cincinnati, OH 45202, Attention: Shareholder Services Department.

          Gillette, P&G and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from their respective shareholders in respect of the proposed transactions. Information regarding Gillette’s directors and executive officers is available in Gillette’s proxy statement for its 2004 annual meeting of shareholders, which was filed with the SEC on April 12, 2004, and information regarding P&G’s directors and executive officers is available in P&G’s proxy statement for its 2004 annual meeting of shareholders, which was filed with the SEC on August 27, 2004.

          Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.